

ABN 41 009 117 293

# FIRST AUSTRALIAN RESOURCES LIMITED

*Incorporated in Western Australia*

February 8, 2005


05005954


SEC MAIL PROCESSING
RECEIVED
FEB 15 2005
WASH. D.C. 213 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

SUPPL

**EXEMPTION NUMBER 82-3494**

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,



TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
8 Febuary 2005 – (ASX Announcement & Media Release – Welder Ranch Project Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

8 February 2005

# ASX ANNOUNCEMENT AND MEDIA RELEASE

## GOOD GAS SHOWS – WELDER RANCH PROJECT

### Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)

**Good gas shows have been reported on mud logs in the Vaquero-1 well over a gross interval of approximately 145 feet between 9,310 and 9,455 feet. Background gas readings over this interval peaked at 850 units.** Very preliminary interpretation suggests these shows correspond with the Wilcox A formation and conform to an amplitude anomaly evident on 3D seismic.

While drilling the above interval lost circulation was experienced in the well bore. Once circulation was restored and the hole conditioned a decision was made to run intermediate casing rather than risk the hole by running electric logs. As such, the above gas shows were not evaluated by cores or formation tests and cannot presently be confirmed by logs. Further evaluation of these shows is required prior to inferring any commercial significance and this will most likely be undertaken after the deeper objectives have been penetrated.

The forward program is to run 9 and 5/8 inch casing to the present depth of 9,486 feet and then drill ahead to evaluate the three deeper objectives between 12,000 and 13,500 feet.

These deeper objectives are defined by 3D seismic tied into **three nearby producing wells that are presently producing at an impressive combined rate of 32 million cubic feet of gas per day providing good evidence that the current test well has high impact potential.** AVO amplitude anomalies are very obvious on the seismic data, possibly indicating gas charged reservoir objectives.

The Vaquero #1 well is located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. FAR is participating in a 14,000 foot test of the three objectives within the pressured Middle Wilcox formation that have been independently appraised as having probable recoverable reserves of approximately 39 Billion cubic feet of gas and 1.4 million barrels of oil.

The initial well, the Vaquero #1, is being drilled using Nabors Drilling Land Rig 520 and is being operated by Vaquero Oil and Gas of Houston, Texas. Target depth is anticipated within approximately 20 days.

Additional wells may be required to drain the entire structure. A pipeline is located less than 3,000 feet from the drill site, providing excellent logistics for early sales. Provided the project is successful payout is expected within 6 months.

FAR's participation in the Welder Ranch deep gas prospect is made more attractive by virtue of fact that a 17,000 foot test well is being drilled concurrently by another operator at a location outside (but in close proximity to) the acreage in which FAR is earning an interest. Should that well prove successful, then an adjacent offsetting well would most likely proceed on FAR's adjoining acreage.

Under the terms of the agreement FAR will pay 11.25 percent of the drilling and completion cost of the first well (the Vaquero #1) to earn a 9 percent working interest in all wells drilled within the area of mutual interest. FAR is the only ASX listed entity participating in the project with other interests held by North American entities. The well is estimated to cost US$2.7 million.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au